Exhibit D-1

                               September 28, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Portland General Electric Company,
         Application/Declaration on Form U-1 (File No. 070-10250)

Ladies and Gentlemen:

     This opinion is furnished to the Securities and Exchange Commission (the "Commission") in connection with the Application on Form U-1 (File No. 070-10250) (the "Application") of Portland General Electric Company ("Portland General") under the Public Utility Holding Company Act of 1935, as amended (the "Act"). The Application seeks the authorization and approval of the Commission for the acquisition of the coal handling facility located at Portland General's Boardman Coal Plant in eastern Oregon (the "Acquisition").

     Portland General requests the Commission grant authority for the Acquisition under Sections 9(a)(1) and 10 of Act. The transaction proposed by the Application is described in detail in the Application. Any terms used in this opinion have the same meanings assigned to them in the Application.

     I am authorized to practice law in the state of Oregon, and I do not hold myself out as an expert in the laws of other states. For purposes of this opinion, to the extent necessary, I have relied on advice from counsel employed or retained by Portland General, including the firm LeBoeuf, Lamb, Greene & MacRae, L.L.P. with respect to matters under the Act.

     In connection with this opinion, I or attorneys in whom I have confidence, have examined originals or copies, certified or otherwise identified to my satisfaction, of such records and such other documents, certificates and corporate or other records as I have deemed necessary or appropriate as a basis for the opinions expressed in this letter. In my examination, I have assumed the genuineness of all signatures, the legal capacity of all persons and the authenticity of all documents submitted to me as originals, the conformity to the original documents of all documents submitted to me as certified or photostatic copies and the authenticity of the originals of such copies.

     The opinions expressed below are subject to the condition that the Commission will duly enter an appropriate order permitting the Application to become effective under the Act and the rules and regulations thereunder. This opinion speaks solely as of the date hereof and I have assumed that no act or event other than as described herein shall have occurred subsequent to the date hereof which would change the opinions expressed below.

     Based on the foregoing and subject to the assumptions, qualifications, limitations, conditions and exceptions set forth herein, I am of the opinion that:


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     1.   All state laws applicable to Portland General in respect to the proposed transactions will have been complied with;

     2. Portland General is an entity validly organized, duly existing and in good standing under the laws of the state of Oregon;

     3. The agreement for Acquisition will be a valid and binding obligation of Portland General in accordance with its terms; and

     4. The consummation of the Acquisition as proposed in the Application will not violate the legal rights of the holders of any securities issued by Portland General.

     This opinion is solely for the use of the Commission in connection its review of the above-referenced Application, it may not be relied upon by the Commission for any other purpose and it may not be relied upon by others for any purpose. I hereby consent to the use of this opinion in connection with the above-referenced application.

                                Very truly yours,

                                /s/  Douglas R. Nichols
                                Douglas R. Nichols,
                                General Counsel, Secretary